WARNER NORCROSS & JUDD LLP
                              900 Old Kent Building
                              111 Lyon Street, N.W.
                        Grand Rapids, Michigan 49503-2487

                          Telephone No.: (616) 752-2000
                    Fax No.: (616) 752-2500 & (616) 752-2501

                                 April 18, 1997


EDGAR TRANSMISSION
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     RE:  SPARTAN MOTORS, INC.
          COMMISSION FILE NO. 0-13611
          REGISTRATION FILE NO.:  333-25357
          REQUEST FOR DELAYED EFFECTIVENESS

Dear Sir or Madam:

          This letter hereby requests that the effective date of a Form S-3 Registration Statement filed with the Securities and Exchange Commission (Registration File No. 333-25357) of Spartan Motors, Inc. ("Spartan") to register 200,000 shares of Common Stock of Spartan for the sale to Outside Market Advisors pursuant to the Spartan Motors, Inc. 1996 Stock Option and Restricted Stock Plan for Outside Market Advisors be delayed until the Registrant shall file an amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a) may determine.

          This filing is transmitted electronically through the EDGAR system and is subject to Regulation S-T. Pursuant to Rule 309, only one copy of this electronically formatted document is transmitted.

          If the Commission has any comments or requires any further information, please call me at (616) 752-2137.

                              Very truly yours,

                              /s/ Stephen C. Waterbury

                              Stephen C. Waterbury